Exhibit 99.1

RADA Electronic Industries Ltd. Press Release

RADA Regains Compliance with NASDAQ Continued Listing Requirements

NETANYA, Israel, Sep 29th, 2016 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) announced today that it had received a notice dated September 29, 2016 from the Listing Qualifications Department of the NASDAQ Stock Market Inc. indicating that for the 10 consecutive business days from September 15, 2016 to September 28, 2016, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and the Company’s shares will remain listed on the NASDAQ Capital Market.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com